UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2019

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor, S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2019 RESULTS

Total operating revenues of $139 million for Q4 2019, cash generation ramping up

Iain Ross, CEO, Golar LNG, said:

"We are pleased to announce a strong 4Q result, with total operating revenue generation up $40.4 million to $139.0 million. Comprising revenue from FLNG Hilli Episeyo, which delivered yet another quarter of 100% uptime, and shipping, which achieved a fleet Average daily TCE1 of $77,000 per day, the 41% improvement in operating revenues was driven by a seasonal upturn in shipping rates as well as an increased focus on charter coverage across the fleet. Through a combination of fixed and floating rate charters, Golar has secured charter coverage for 62% of its 2020 available shipping days.

The 1.55GW Sergipe power plant in Brazil, now in the final stages of hot commissioning, is on track, with scheduled commencement of operations towards the end of 1Q 2020. All three turbines have been successfully tested and the plant is currently producing and selling power to the grid.

The wave of new liquefaction coming on stream has caused LNG prices to soften further. Together with its environmental advantages, this has further strengthened the attractiveness of LNG relative to other energy sources. Golar Power is actively pursuing opportunities to capture this advantage through its downstream initiatives, including:

•Production of merchant power through the Sergipe power plant in non-dispatch periods.
•Utilization of the spare capacity on FSRU Golar Nanook.
•Its award and development of the 605MW Barcarena power plant and LNG import terminal.
•Roll-out of small-scale LNG distribution using small-scale shipping and ISO containers.
•The recently announced partnership with BR Distribuidora.

These initiatives are significant beneficiaries of low LNG prices. Most require minimal levels of capex, but have the potential to materially increase Golar's short-to-medium term earnings.

Golar is now fully funded. Further strong growth in revenues can be expected as key infrastructure assets in Golar Power and the FLNG Gimi become operational. Additional upside can be achieved by releasing invested equity through optimized post-delivery financing. By integrating the LNG value chain, Golar is in a unique position to allocate capital to that part of the chain that is best positioned to generate the highest return in the prevailing LNG price environment. The company is committed to capital discipline, to the simplification of its corporate structure, and to using its $6.6 billion of committed contract earnings backlog1 and unique strategic position to maximize shareholder returns."

Financial Summary

(in thousands of $)	4Q 2019	4Q 2018	3Q 2019	YTD 2019	YTD 2018

Total operating revenues	139,048	181,939	98,670	448,750	430,604
Net income/(loss) attributable to Golar LNG Limited	24,768	(312,957)	(82,301)	(211,956)	(231,428)
Adjusted EBITDA[1]	93,388	121,217	58,932	254,880	218,145
Operating income/(loss)	68,896	(102,818)	(13,666)	60,659	114,486
Dividend per share	—	0.150	—	—	0.475
Adjusted net debt[1]	2,474,947	2,228,980	2,294,932	2,474,947	2,228,980

Recent Highlights

Golar Power:

•Sergipe power plant commissioning reaches advanced stage, on target for an end of 1Q start-up, with no significant issues identified.
•FSRU Nanook performing well with first ship-to-ship cargo transfer completed.
•Awarded a 25-year power purchase agreement (“PPA”) for the construction of a 605MW combined cycle thermal power plant in Barcarena.
•Entered into a partnership with Petrobras Distribuidora S.A. ("BR Distribuidora") to facilitate a nationwide rollout of small-scale LNG supply to Brazil's transportation and industrial sectors using their 95 distribution centers and 7,600+ fuel stations.

FLNG:

•FLNG Hilli Episeyo: 100% commercial uptime maintained with 34 cargoes exported to date.
•FLNG Gimi: Fully financed conversion progressing to schedule and budget.

Shipping:

•4Q 2019 Average Daily Time Charter Equivalent (“TCE”)1 earnings of $77,000, negatively influenced by positioning and repositioning costs for final two TFDE vessel dry-dockings.
•Fixed 62% of available 2020 revenue days through a combination of fixed and floating rate charters, securing utilization and $172 million of revenue backlog1.

Financial:

•Completed first drawdown against $700 million FLNG Gimi debt facility.
•$75 million of Hilli Episeyo restricted cash released to free cash.
•Purchased 1.5 million of the 3 million shares underlying the Total Return Swap ("TRS") in November, with the remaining 1.5 million shares purchased during February.
•New Golar Viking debt facility and FSRU conversion facility executed upon vessel yard entry in January 2020.

Outlook

Golar Power:
The Sergipe power station Commercial Operations Date is expected before the end of 1Q, triggering acceptance of the Nanook FSRU contract as well as the PPA agreements. Golar’s interest in these 25-year contracts is worth approximately $99 million in annual forecast Adjusted EBITDA1. The Barcarena power plant and terminal project is also progressing well, with significant progress made on
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

FSRU selection and power plant financing. A Final Investment Decision ("FID") for the Barcarena project is expected this year.

Near-record low LNG prices continue to add momentum to downstream distribution discussions with customers around Sergipe, Barcarena and a third terminal currently in the advanced stages of permitting. The partnership with BR Distribuidora will accelerate access to infrastructure and licenses, allowing for the installation of LNG-specific distribution plant and equipment to service downstream customers.

FLNG:
Low spot LNG prices, an increasing focus on the environment, and our industry leading operational track record are attracting oil major and national oil company project developers to our low cost, small footprint FLNG solutions. Work on a standardized newbuild FLNG solution to be built in an Asian yard is progressing well.

LNG Shipping:
Golar has fixed most of its fleet on charters that will run throughout the low season. Based on fixtures to date, 1Q 2020 TCE1 is anticipated to be around $60,000 per day, substantially higher than the $39,300 achieved for 1Q 2019. Except for the FSRU Tundra, currently trading as an LNGC, all TFDE vessels have now completed their scheduled five-year dry-dockings and all are currently on charter. Relative to 2019, when eight vessels were dry-docked, 2020 will see only one vessel dry-dock, increasing potential 2020 vessel earning capacity by more than 250 days. New demand for LNG in 2020 is likely to come from Korea, which is shutting multiple coal fired power stations, Japan where a number of nuclear plants are scheduled to be taken offline for modifications and from ongoing global coal-to-gas switching and small-scale LNG distribution projects.
Despite the market uncertainties associated with Covid-19, US-China trade discussions and normal seasonality fluctuations, Golar remains focused on fleet utilization and longer-term relationships with charterers.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Financial Review

Business Performance:

	2019			2019
	Oct-Dec			Jul-Sep
(in thousands of $)	Vessel and other operations	FLNG	Total	Vessel and other operations	FLNG	Total
Total operating revenues	84,524	54,524	139,048	44,146	54,524	98,670
Vessel operating expenses	(16,447)	(14,380)	(30,827)	(15,982)	(12,415)	(28,397)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(2,311)	—	(2,311)	(5,603)	—	(5,603)
Administrative expenses	(11,070)	(764)	(11,834)	(12,162)	(470)	(12,632)
Project development expenses	(55)	(2,978)	(3,033)	(831)	341	(490)
Realized gain on oil derivative instrument(2)	—	1,110	1,110	—	4,584	4,584
Other operating gains	1,235	—	1,235	2,800	—	2,800
Adjusted EBITDA(1)	55,876	37,512	93,388	12,368	46,564	58,932

Reconciliation to operating income/(loss)
Unrealized gain/(loss) on oil derivative instrument(2)	—	4,330	4,330	—	(44,170)	(44,170)
Depreciation and amortization	(16,328)	(11,993)	(28,321)	(16,435)	(11,993)	(28,428)
Impairment of long-lived assets	(501)	—	(501)	—	—	—
Operating income/(loss)	39,047	29,849	68,896	(4,067)	(9,599)	(13,666)
(2) The line item "Realized and unrealized gain on oil derivative instrument" relating to income from the FLNG Hilli Episeyo Liquefaction Tolling Agreement is split into, "Realized gain on oil derivative instrument" and "Unrealized gain/(loss) on oil derivative instrument". The unrealized component represents a mark-to-market gain of $4.3 million (September 30, 2019: $44.2 million loss) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Episeyo Liquefaction Tolling Agreement. The realized component amounts to $1.1 million (September 30, 2019: $4.6 million) and represents the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash.

Golar reports today 4Q operating income of $68.9 million compared to losses of $13.7 million in 3Q.

Total operating revenues increased from $98.7 million in 3Q to $139.0 million in 4Q, while voyage, charterhire and commission expenses decreased from $5.6 million to $2.3 million. The improvement in both was largely the result of a stronger shipping market, but also due to fewer vessel dry-docks and associated positioning off-hire days.

Revenues from vessel and other operations, including management fee income, was $84.5 million and, net of voyage, charterhire and commission expenses, increased by $43.7 million to $82.2 million in 4Q. Assisted by the start-up of new liquefaction trains, US sanctions on a vessel owner, inventory building and use of vessels for floating storage, rates continued to strengthen throughout the first half of the quarter. By late October, there were no prompt available vessels and TFDE spot rates peaked at around $130k per day. Rates then trended down with LNG prices, and the year ended with spot TFDE rates at around $90k per day. Utilization increased from 65% in 3Q to 90% in 4Q, with full fleet TCE1 earnings increasing accordingly from $35,200 in 3Q to $77,000 in 4Q. Despite improving rates, revenue continued to be negatively impacted by positioning and scheduled dry-docking of the last two of eight TFDE carriers.
Once again, FLNG Hilli Episeyo generated operating revenues of $54.5 million, including base tolling fees and amortization of pre-acceptance amounts recognized.

Vessel operating expenses at $30.8 million in 4Q were $2.4 million higher than 3Q. Most of the increase is attributable to costs incurred during one of 2019's two scheduled FLNG Hilli Episeyo maintenance windows.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

At $11.8 million for the quarter, total administrative expenses were $0.8 million lower than 3Q due to lower departmental and share option costs.

The Brent Oil linked component of Hilli Episeyo's fees generates additional annual operating cash flows of approximately $3 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. Lower oil prices led to a $3.5 million decrease in the realized gain on the oil derivative instrument, down from $4.6 million in 3Q to $1.1 million in 4Q.

The mark-to-market fair value of the derivative asset increased by $4.3 million during the quarter, with a corresponding unrealized gain of the same amount recognized in the income statement. The fair value increase was driven by an upward movement in the expected future market price for Brent Oil. The spot price for Brent Oil increased from $60.78 per barrel on September 30 to $66.00 on December 31.

Other operating gains and losses included a $1.2 million gain in 4Q following the receipt of further proceeds from a 2018 loss-of-hire claim for Golar Viking (compared to a gain of $2.8 million in 3Q in respect of the same claim).

Depreciation and amortization at $28.3 million in 4Q was in line with the previous quarter.

Net Income Summary:

	2019	2019
(in thousands of $)	Oct-Dec	Jul-Sep
Operating income/(loss)	68,896	(13,666)
Interest income	1,333	2,709
Interest expense	(14,140)	(23,368)
Losses on derivative instruments	(6)	(17,619)
Other financial items, net	(1,206)	(978)
Income taxes	(369)	(274)
Equity in net earnings/(losses) of affiliates	1,831	(7,761)
Net income attributable to non-controlling interests	(31,571)	(21,344)
Net income/(loss) attributable to Golar LNG Limited	24,768	(82,301)

In 4Q, the group generated net income of $24.8 million, compared to a 3Q net loss of $82.3 million. Key items contributing to this are:
•A reduction in VIE interest expense due to capitalization of deferred finance charges previously expensed accounts for most of the $9.2 million decrease in interest expense.
•A loss on the 1.5 million TRS shares repurchased during 4Q was offset by a gain on the remaining 1.5 million shares due to an increase in the share price. During 3Q, a loss of $17.6 million was recorded in respect of the 3.0 million TRS shares outstanding as at September 30.
•The $1.8 million 4Q equity in net earnings of affiliates primarily comprised the following:
◦A $7.4 million earnings in respect of Golar's 32% share in Golar Partners;
◦A $5.1 million loss in respect of Golar's 50% stake in Golar Power; and
◦A $0.7 million loss in respect of Golar's 22.5% stake in Avenir.

Net income attributable to non-controlling interests represents external interests in the Hilli Episeyo and the finance lease variable interest entities ("VIEs").

Financing and Liquidity:

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Golar’s total cash position as at December 31 was $440.6 million (including restricted cash), of which $222.1 million was unrestricted. Included within restricted cash is $65.1 million relating to lessor-owned VIEs, $55.6 million of collateral in respect of the TRS and $76.0 million relating to the Hilli Episeyo LC. During the quarter, Perenco and SNH agreed to a reduction in the Hilli Episeyo LC requirement (with a proportionate decrease in the Perenco and SNH security). This resulted in the release of $75 million of restricted cash in November 2019.

During January 2020, the LNG carrier Golar Viking entered Hudong shipyard for FSRU conversion works. Upon yard entry, the existing $41.7 million vessel debt facility was refinanced by a CSSCFL facility that will also be available to cover conversion costs.

As at December 31, $434 million had been invested in FLNG Gimi, on a 100% basis. Having satisfied the initial equity investment threshold during 4Q, drawdowns against the $700 million debt facility have now commenced. As at 31 December, $130 million had been drawn down. Based on the current payment schedule, approximately $59 million is expected to be paid by Golar in 2020.

Included within the $1,070.5 million current portion of long-term debt and short-term debt on the Balance Sheet as at December 31 is $793.8 million relating to lessor-owned VIE subsidiaries that Golar is currently required to consolidate in connection with 8 sale and leaseback financed vessels, including the Hilli Episeyo.

Golar has now financed all of its projects under development and looks forward to substantial increases in contracted earnings over the next three years. Surplus cash will be applied to the most attractive use including further growth investments or share buybacks.

Corporate and Other Matters:

As at December 31, 2019, there were 99.3 million shares outstanding, excluding the remaining 1.5 million shares underlying the TRS and a further 0.5 million TRS shares purchased in January 2016 but not cancelled until February 2020. There were also 2.7 million outstanding stock options with an average price of $30.23 and 0.2 million Restricted Stock Units in issue. During 4Q, the Company purchased 1.5 million of the 3 million shares underlying the TRS. At a cash cost of $69.5 million, the purchase was satisfied by $54.7 million of restricted cash set aside as collateral and $14.8 million of unrestricted cash. The remaining 1.5 million TRS shares were purchased during February. Costing $70.5 million, $55.6 million was satisfied by the remaining restricted cash set aside as collateral, with the balance of $14.9 million funded out of unrestricted cash. Thereafter there will be 97.8 million shares outstanding.

Commercial Review

Golar Power (50/50 Golar/Stonepeak Infrastructure Partners non-consolidated downstream joint venture):
Barring any unforeseen issues, the Sergipe power plant is expected to commence commercial operations by the end of 1Q. There have been no significant problems to date, with any minor issues resolved quickly after identification. Commissioned and ready for service, the supporting FSRU Nanook is maintaining 100 bar pressure on the CNG line and the first ship to ship cargo transfer has been successfully completed. Current prices for LNG delivered into Brazil are below $3.0/mmbtu. At this price, power produced by the Sergipe powerplant costs approximately $22MWh. This creates significant potential for Golar Power to generate incremental earnings through sale of merchant power during non-dispatch periods.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Having been awarded a 25-year power purchase agreement for the construction of a 605MW combined cycle thermal power plant in Barcarena, efforts are now being made to secure additional industrial and small-scale users nearby. While the power project will be the anchor tenant for the FSRU, the economics of the project will be materially enhanced with additional users. FSRU selection and FID are expected to take place this year when many of these discussions should have concluded, allowing small-scale LNG distribution operations to commence in 2021, well ahead of the January 2025 power station start-up date. Golar's share of total capex for the power station, payable between 2022 and 2025, equates to $107 million.
In the State of Santa Catarina, Golar Power has received key regulatory and environmental licenses for a third FSRU terminal. An oil major developing a 600MW power plant is expected to be the anchor tenant, and Golar Power has the option to invest in the plant. There is also the ability to connect to and market gas to end users on the Bolivia-Brazil pipeline. Subject to the receipt of a few remaining licenses and permits, FID is expected by the end of 2020, and operations will potentially be able to commence in 2022. Rapid monetization of the Brazil downstream distribution business together with the reinvestment of cash generated by the Sergipe project would allow both projects to be taken forward without recourse to shareholders Golar and Stonepeak.
Golar Power continues to develop its small-scale distribution business and has in excess of 100 customers looking to move from MOUs to binding agreements for quantity and price of LNG supply. These customers will be supplied from spare capacity on the FSRU Nanook, capacity on the yet-to-be specified FSRUs expected to support the Barcarena and Santa Catarina projects and other terminal agreements currently under discussion. The supply chain to connect terminals to customers is now being assembled. Golar Power has agreed to charter a 7,500m3 LNG carrier from affiliate company Avenir, taken delivery of Iso Containers (for the transportation of LNG by road or barge) and is now implementing a mobile filling station concept that will supply LNG-fueled trucks.
On February 18, 2020, Golar Power and BR Distribuidora announced the formation of a partnership to develop an LNG distribution business in Brazil. A highly regarded brand with a nationwide presence serviced via a network of more than 7,600 fuel stations and 95 bases of supply, operation and distribution, BR Distribuidora can legitimately claim to be Brazil's leading fuel distribution company. As with Golar Power, BR Distribuidora believes that LNG is an innovative and potentially disruptive solution for the transportation sector in Brazil that delivers both environmental benefits and important economic gains for customers seeking cheaper, cleaner and more efficient alternatives to the fuels currently available. The partnership between Golar Power and BR Distribuidora foresees the use of the 95 supply, operation and distribution bases to initiate the rollout of LNG supply to Brazil's transportation and industrial sectors followed by use of the 7,600 fuel stations to increase coverage thereafter. A major user of road transport itself, BR Distribuidora also intends to replace its hired fleet of 5,000 trucks with vehicles that run on LNG.
Golar Power has established a leading position in Brazil's LNG revolution. As a country of approximately 210 million people with an existing fleet of 2.7 million diesel-fueled heavy vehicles, the addressable market for the transition to LNG is substantial.
FLNG:
FLNG Hilli Episeyo continues to achieve 100% commercial uptime and recently exported its 34th cargo.
The fully funded FLNG Gimi Conversion project continues in Singapore, where the vessel recently entered its third of five planned dry-dockings. Approximately 85 Golar personnel and in excess of 1,500 Keppel employees are now working daily on the project. While Covid-19 does have the potential to impact the supply chain, yard operations in Singapore are capably managing the situation
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

and progress remains on target. Seventy percent owned FLNG Gimi will service the 20-year contract with BP offshore Mauritania and Senegal, commencing 4Q 2022.
Project development discussions continue to progress with other oil majors and national oil companies attracted by Golar's industry-leading technical and operational track record. Mindful of the long lead time to FID, followed by a four-year construction and commissioning period, the quickest a new FLNG would deliver new LNG to market is around five years from now.
As previously indicated, Golar has evaluated specific proposals from infrastructure funds for direct investments in its FLNG assets that would highlight the value created in FLNG projects. The company has however decided not to pursue these offers due to a combination of its improved financial position, long-term cash flow from FLNG projects and the opportunity to extract additional value and lower-cost financing post-delivery.
LNG Shipping:
The quarter commenced with LNG prices at around $5.40/mmbtu, quoted TFDE spot rates of around $100k per day and an expectation that new LNG supply and a smoother Chinese demand profile would dampen the customary increase in winter LNG prices. Supported by the start-up of new liquefaction trains, sanctions on a vessel owner, inventory building and contango, rates strengthened with TFDE rates reaching a 2019 peak of $130k per day in late October. Mild winter temperatures then began to mute the forces of market tightening by making it less likely that spot LNG prices would reach even the small gains implied by the forward curve. Limited remaining storage in Europe and pushback from buyers in Japan and China did, however, continue to absorb tonnage as vessels idled, diverted and slow steamed while waiting to discharge. As vessels began to discharge over the course of December, vessel availability then increased and rates softened. The year ended with rates at levels similar to the start of 2019 ($90k per day) and LNG prices where they started on October 1.
During 4Q, the Elba Island facility entered commercial service and the first commissioning cargo was shipped from Freeport T2, where commercial operations have since commenced. Based on the ramp-up profile of recently started facilities together with new facilities scheduled to commence, 30mtpa of additional liquefaction capacity is expected in 2020. Equating to vessel demand growth of approximately 17%, this is expected to outpace vessel supply growth of 8%. Although Covid-19 has impacted near-term Chinese LNG demand, prices and vessel spot rates, new demand into the shoulder season is expected from Korea and Japan, where coal and nuclear facilities are being taken out of service. Supported by low LNG prices and the waning influence of destination clauses, the LNG spot and short-term market should also continue to grow faster than the total market. This, together with already secured coverage, means that Golar continues to expect solid results from its shipping operations.
Golar Partners (a non-consolidated affiliate of Golar LNG):
Aided by an improved performance from LNG carriers Golar Maria and Golar Mazo, the fleet continued to perform well, with 4Q adjusted EBITDA1 marginally higher than 3Q despite the scheduled December downtime of the FSRU Golar Igloo. Further interest rate swap gains allowed the Partnership to report a $22.5 million increase in net income, up from $7.9 million in 3Q to $30.4 million in 4Q. Distribution coverage1 increased, from 1.18 in 3Q to 1.21 in 4Q.
A rapid tightening of the shipping market from the end of September meant that steam turbine vessels represented the only available tonnage on more than one occasion during 4Q. This enabled the Golar Maria to be fixed for several months at a higher rate and the Golar Mazo to be withdrawn from warm layup for a voyage charter. A further two-year charter for the Golar Maria starting in late 2020 was also secured. The charter includes options for the charterer to extend by a further 1+1+1 years. During February, current charterers of the Golar Grand agreed to extend their May maturing charter by a
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

further year.

During 4Q, Kuwait National Petroleum Co. ("KNPC") awarded the Partnership a two-year contract for the FSRU Golar Igloo. The contract provides for two years of continued LNG storage and regasification services in Kuwait for KNPC’s regasification seasons, the first of which commenced on February 24, 2020. This contract may be further extended by KNPC for a further year through to December 2022. Modifications necessary to increase both the regas capacity and operational efficiency of FSRU Golar Igloo are now complete. Golar Igloo has been fitted with a proprietary hydro energy system that, subject to confirmation by trial, can produce up to 1.2MW of clean energy, equivalent to a 7% system efficiency improvement or savings of around 5 tons of fuel per day when operating at full load. Golar Igloo frequently operates at full load, so this represents an attractive potential fuel saving for KNPC.

Lower global LNG prices have increased the relative attractiveness of FSRUs, enabling new markets to participate in the LNG fuel arbitrage and lower their cost of energy. This is expected to have a positive impact on future demand for FSRUs.
The Partnership continues to evaluate its structure and strategy in order to maximize long-term shareholder value while also ensuring that it is appropriately debt financed. This evaluation includes potential structured transactions to grow the Partnership, bond and bank debt refinancing and the ongoing pursuit of opportunities to redeploy the FSRU Golar Spirit and carrier Golar Mazo. Future distribution levels will be determined by the relative success of the above as well as the level and terms of new financing and growth capital requirements.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	+/- Net financial expense
+ Other non-operating expenses
+/- Income taxes
+/- Equity in net (losses) income of affiliates
+/- Net income attributable to non-controlling interests
+/- Unrealized loss/(gain) on oil derivative instrument
+ Depreciation and amortisation
		+ Impairment of long-term assets	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives and removing the impact of depreciation, financing and tax items.
LTM (last twelve months) adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	The sum of the last four quarters adjusted EBITDA (defined above)	Same as adjusted EBITDA. The 12 month trailing metric removes the impact of seasonality on our results.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

LTM (last twelve months) further adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	Same as LTM Adjusted EBITDA +/- Non-recurring items - Golar Partners’ share of Hilli adjusted EBITDA
 Same as LTM adjusted EBITDA.

 Material non-recurring items excluded to further aid comparability of financial performance.

 Removal of Golar LNG Partners 50% interest in the Hilli Episeyo common units, to show the amount of expected EBITDA that could be converted into operating cash flows which we will retain.

Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.
Liquidity measures
Contractual debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation Adjustment + Deferred Finance Charges	We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.
Adjusted net debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP measures + VIE Restricted cash + VIE consolidation adjustment + Deferred finance charges + TRS Restricted Cash	In consolidating the lessor VIEs, we also consolidate their cash position. We reflect the lessor VIEs’ cash as “restricted cash” on our Consolidated Balance Sheet as we have no control or ability to access this cash. In calculating our adjusted net debt based on our contractual obligation, we remove the lessor VIEs’ restricted cash.

We have elected an accounting policy to show margin cash posted against our derivative positions separately to the associated MTM liability. The most significant impact of this accounting policy is the reflection of the TRS margin cash and the MTM liability gross on our Consolidated Balance Sheet. We remove the TRS restricted cash in calculating adjusted net debt as this cash will be used to settle the MTM liability and therefore is not cash that can be used to satisfy our contractual obligations or used elsewhere in the business.

Management believe that these adjustments enable investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.

Reconciliations - Performance Measures (Adjusted EBITDA)

	2019	2019	2019	2019	2018	2018	2018	2018
(in thousands of $)	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar
Net income/(loss) attributable to Golar LNG Limited	24,768	(82,301)	(112,682)	(41,741)	(312,957)	66,212	36,319	(21,002)
Adjusted for:
Net financial expense	14,019	39,256	37,804	33,244	52,653	37,770	20,083	13,291
Income taxes	369	274	176	205	627	156	490	(6)
Equity in net (gains)/losses of affiliates	(1,831)	7,761	26,970	12,899	154,089	(2,668)	4,674	1,541
Net income attributable to non-controlling interests	31,571	21,344	24,297	24,257	2,770	31,000	16,839	12,605
Operating income/(loss)	68,896	(13,666)	(23,435)	28,864	(102,818)	132,470	78,405	6,429
Adjusted for:
Unrealized (gain)/loss on oil derivative instrument	(4,330)	44,170	27,630	(28,380)	195,740	(77,470)	(94,700)	(13,600)
Depreciation and amortization	28,321	28,428	28,121	28,163	28,295	28,528	20,457	16,409
Impairment of long-term assets	501	—	7,347	34,250	—	—	—	—
Adjusted EBITDA	93,388	58,932	39,663	62,897	121,217	83,528	4,162	9,238

Last Twelve Months Adjusted EBITDA	254,880	—	—	—	218,145	—	—	—
Last Twelve Months One-Off Gains and Losses	(6,298)	—	—	—	(36,722)	—	—	—
Last Twelve Months Golar Partners' share of Hilli Adjusted EBITDA	(79,708)	—	—	—	(38,180)	—	—	—
Last Twelve Months Further Adjusted EBITDA	168,874	—	—	—	143,243	—	—	—

Reconciliations - Performance Measures (Average Daily TCE Rate)

	2019	2019
(in thousands of $)	Oct-Dec	Jul-Sep
Total operating revenues	139,048	98,670
Less: Liquefaction services revenue	(54,524)	(54,524)
Less: Vessel and other management fees	(5,949)	(5,345)
Time and voyage charter revenues	78,575	38,801
Less: Voyage and commission expenses	(2,311)	(5,603)
	76,264	33,198
Calendar days less scheduled off-hire days	991	943
Average daily TCE rate (to the closest $100)	77,000	35,200

Reconciliations - Liquidity Measures

(in thousands of $)	December 31, 2019	December 31, 2018	September 30, 2019
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,559,882	2,565,359	2,554,392
Less
Cash and cash equivalents	(222,123)	(217,835)	(250,153)
Restricted cash and short-term deposits - current and non-current portion	(218,440)	(486,426)	(375,276)
Net debt as calculated by GAAP	2,119,319	1,861,098	1,928,963
VIE consolidation adjustment	195,937	87,045	139,841
VIE restricted cash	65,098	176,428	104,461
Deferred finance charges	39,020	21,546	12,747
TRS restricted cash (1)	55,573	82,863	108,920
Total Adjusted Net Debt	2,474,947	2,228,980	2,294,932
Less: Golar Partners' share of the Hilli debt	(391,961)	(448,990)	(411,494)
Less: Keppel's share of the Gimi debt	(39,000)	—	—
GLNG's share of Adjusted Net Debt	2,043,986	1,779,990	1,883,438
(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap.

(in thousands of $)	December 31, 2019	December 31, 2018	September 30, 2019
Total debt (current and non-current) net of deferred finance charges	2,559,882	2,565,359	2,554,392
VIE consolidation adjustments	195,937	87,045	139,841
Deferred finance charges	39,020	21,546	12,747
Total Contractual Debt	2,794,839	2,673,950	2,706,980
Less: Golar Partners' share of the Hilli debt	(422,250)	(455,250)	(430,500)
Less: Keppel's share of the Gimi debt	(39,000)	—	—
GLNG's share of Contractual Debt	2,333,589	2,218,700	2,276,480

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Non-US GAAP Measures Used in Forecasting

Contract Earnings Backlog: Contract earnings backlog represents Golar's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs. For contracts which do not have a separate Operating Services Agreement, management has made an assumption about operating costs based on the current run rate. The only material application of this methodology was to the Hilli Episeyo Earnings backlog where we assumed operating costs of approximately $120,000 per day.

For consolidated subsidiaries where we do not own 100% of the share capital, management has only included our proportionate share of contract earnings. The material application of this assumption was to Gimi (70% ownership) and Hilli Episeyo (44.6% of the Common Unit entitlement). No contracted fee income was included for Hilli T3 or the oil derivative.

For equity accounted investments (the Partnership and Golar Power) we have included our proportionate share of their contract earnings backlog under the same assumptions that we have applied to our consolidated subsidiaries. In the future when our contract earnings backlog actualizes, we will show our share of their earnings net of interest and tax in one line in the Income Statement "Equity in net earnings/(losses) of affiliates". The Golar Power numbers are calculated based on an exchange rate of 3.7BRL:1USD.

Management has not forecasted net income for these aforementioned initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Contract earnings backlog is not intended to represent EBITDA or future cashflows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance.

Gross Contract Earnings Backlog: Gross contract earnings backlog represents each Golar entity's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating the forecasted operating expenditure, management has applied the same methodology in preparing the "Contract Earnings Backlog" measure above. Management has not forecasted net income for these initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Contract earnings backlog is not intended to represent EBITDA or future cash flows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance.

Distribution coverage: As defined in Golar LNG Partners LP most recent quarterly earnings release (Form 6-K), section "Appendix A - Non-GAAP Financial Measures and Definitions".

Revenue Backlog: Revenue Backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” "will," “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•our inability to complete the shipping spin off;
•The length and severity of the recent Covid-19 virus outbreak, including its impacts across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;
•Golar Power's ability to successfully commission the Sergipe power station project and related FSRU contract and to execute its downstream LNG distribution plans;
•changes in our relationship with Golar Partners, Golar Power or Avenir and the sustainability of any distributions they pay to us;
•failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us or other key project stakeholders;
•changes in liquefied natural gas ("LNG"), carrier, floating storage and regasification unit ("FSRU"), or floating liquefaction natural gas vessel ("FLNG"), or small-scale LNG market trends, including charter rates, vessel values or technological advancements;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo and FLNG Gimi on a timely basis or at all and our ability to contract the full utilization of the Hilli Episeyo or other vessels and the benefits that may to accrue to us as the result of any such modifications;
•changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the supply of or demand for LNG or LNG carried by sea;

•changes in commodity prices;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•a decline or continuing weakness in the global financial markets;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•our ability to integrate and realize the benefits of acquisitions;
•changes in our ability to sell vessels to Golar Partners or Golar Power;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

February 25, 2020
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Investor Questions: +44 207 063 7900
Iain Ross - CEO
Graham Robjohns - CFO and Deputy CEO
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

	2019	2019	2019	2018
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
	Unaudited	Unaudited	Unaudited	Audited

Time and voyage charter revenues	78,575	38,801	185,407	204,839
Time charter revenues - collaborative arrangement	—	—	23,359	73,931
Liquefaction services revenue	54,524	54,524	218,096	127,625
Vessel and other management fees	5,949	5,345	21,888	24,209
Total operating revenues	139,048	98,670	448,750	430,604

Vessel operating expenses	(30,827)	(28,397)	(121,290)	(96,860)
Voyage, charterhire and commission expenses	(2,311)	(5,603)	(19,908)	(22,625)
Voyage, charterhire and commission expenses - collaborative arrangement	—	—	(18,933)	(83,201)
Administrative expenses	(11,834)	(12,632)	(52,171)	(51,542)
Project development expenses	(3,033)	(490)	(4,990)	(21,690)
Depreciation and amortization	(28,321)	(28,428)	(113,033)	(93,689)
Impairment of long-term assets	(501)	—	(42,098)	—
Total operating expenses	(76,827)	(75,550)	(372,423)	(369,607)

Other operating income/(loss)
Realized and unrealized gain/(loss) on oil derivative instrument	5,440	(39,586)	(26,001)	16,767
Other operating gains/(losses)	1,235	2,800	10,333	36,722
Operating income/(loss)	68,896	(13,666)	60,659	114,486

Financial income/(expense)
Interest income	1,333	2,709	10,479	10,133
Interest expense	(14,140)	(23,368)	(91,236)	(101,908)
Losses on derivative instruments	(6)	(17,619)	(38,044)	(30,541)
Other financial items, net	(1,206)	(978)	(5,522)	(1,481)
Net financial expense	(14,019)	(39,256)	(124,323)	(123,797)

Income/(loss) before income taxes, equity in net income/(losses) of affiliates and non-controlling interests	54,877	(52,922)	(63,664)	(9,311)
Income taxes	(369)	(274)	(1,024)	(1,267)
Equity in net income/(losses) of affiliates	1,831	(7,761)	(45,799)	(157,636)

Net income/(loss)	56,339	(60,957)	(110,487)	(168,214)
Net income attributable to non-controlling interests	(31,571)	(21,344)	(101,469)	(63,214)

Net income/(loss) attributable to Golar LNG Limited	24,768	(82,301)	(211,956)	(231,428)

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	2019	2019	2019	2018
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec

Net income/(loss)	56,339	(60,957)	(110,487)	(168,214)

Other comprehensive income/(loss):
(Loss)/gain associated with pensions, net of tax	(2,884)	(174)	(3,058)	3,581
Share of affiliates comprehensive income/(loss) )	3,154	(7,101)	(3,296)	(24,324)
Other comprehensive income/(loss)	270	(7,275)	(6,354)	(20,743)
Comprehensive income/(loss)	56,609	(68,232)	(116,841)	(188,957)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited	25,038	(89,576)	(218,310)	(252,171)
Non-controlling interests	31,571	21,344	101,469	63,214
Comprehensive income/(loss)	56,609	(68,232)	(116,841)	(188,957)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2019	2018
(in thousands of $)	Dec-31	Dec-31
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	222,123	217,835
Restricted cash and short-term deposits (1)	141,696	332,033
Other current assets	35,978	90,644
Amounts due from related parties	1,743	9,425
Total current assets	401,540	649,937
Non-current assets
Restricted cash	76,744	154,393
Investments in affiliates	508,805	571,782
Asset under development	434,248	20,000
Vessels and equipment, net	3,160,549	3,271,379
Other non-current assets	80,409	139,104
Total assets	4,662,295	4,806,595

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(1,070,538)	(730,257)
Amounts due to related parties	(11,790)	(5,417)
Other current liabilities	(185,259)	(264,464)
Total current liabilities	(1,267,587)	(1,000,138)
Non-current liabilities
Long-term debt (1)	(1,489,344)	(1,835,102)
Other long-term liabilities	(142,650)	(145,564)
Total liabilities	(2,899,581)	(2,980,804)

Equity
Stockholders' equity	(1,498,261)	(1,745,125)
Non-controlling interests	(264,453)	(80,666)

Total liabilities and stockholders' equity	(4,662,295)	(4,806,595)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2019	2019	2019	2018
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
OPERATING ACTIVITIES
Net income/(loss)	56,339	(60,957)	(110,487)	(168,214)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	28,321	28,428	113,033	93,689
Impairment of non-current assets	—	—	7,347	—
Impairment of long-lived assets	501	—	34,751	—
Amortization of deferred charges and debt guarantees	1,999	1,816	6,527	7,734
Equity in net (income)/losses of affiliates	(1,831)	7,761	45,799	157,636
Dividends received	7,407	202	7,609	15,837
Dry-docking expenditure	(8,919)	(8,961)	(24,881)	—
Compensation cost related to employee stock awards	1,754	2,119	8,882	11,481
Net foreign exchange losses	152	516	1,241	1,997
Change in fair value of derivative instruments	660	18,583	44,395	38,610
Change in fair value of oil derivative instrument	(4,330)	44,170	39,090	9,970
Change in assets and liabilities:
Trade accounts receivable	(7,618)	15,868	39,448	(49,938)
Inventories	4,362	2,605	5,778	402
Other current and non-current assets	7,318	(1,395)	(5,868)	(13,532)
Amounts due to related companies	6,379	1,753	2,354	(16,540)
Trade accounts payable	585	(1,427)	(678)	(24,813)
Accrued expenses	2,639	9,152	(45,476)	12,191
Other current and non-current liabilities	(60,722)	1,046	(62,318)	40,164
Net cash provided by operating activities	34,996	61,279	106,547	116,674

INVESTING ACTIVITIES
Additions to vessels and equipment	(7,056)	(5,155)	(24,389)	(33,111)
Additions to asset under development	(230,918)	(40,019)	(376,276)	(116,715)
Additions to investments in affiliates	(3,725)	(8,977)	(20,994)	(95,503)
Dividends received	1,797	9,002	29,207	33,185
Proceeds from disposals to Golar Partners	—	—	9,652	9,652
Proceeds from subscription of equity interest in Gimi MS Corporation	38,160	4,850	115,246	—
Proceeds from disposal of fixed assets	—	—	3,160	—
Net cash used in investing activities	(201,743)	(40,299)	(264,394)	(202,492)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	130,000	379,454	524,278	1,177,748
Repayments of short-term and long-term debt	(102,004)	(296,545)	(522,044)	(994,874)
Acquisition of non-controlling interest	—	—	—	36,532
Cash dividends paid	(4,819)	(22,096)	(65,004)	(42,873)
Proceeds from exercise of share options	—	—	—	2,686
Financing costs paid	(22,680)	(1,784)	(24,464)	(1,817)
Purchase of treasury shares	(18,615)	—	(18,615)	—
Net cash (used in)/provided by financing activities	(18,119)	59,029	(105,850)	177,402
Net (decrease)/increase in cash, cash equivalents and restricted cash	(184,866)	80,009	(263,698)	91,584
Cash, cash equivalents and restricted cash at beginning of period	625,429	545,420	704,261	612,677
Cash, cash equivalents and restricted cash at end of period	440,563	625,429	440,563	704,261

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net (loss)/income	—	—	—	—	—	(231,428)	(231,428)	63,214	(168,214)
Dividends	—	—	—	—	—	(37,076)	(37,076)	(20,882)	(57,958)
Exercise of share options	184	—	2,502	—	—	—	2,686	—	2,686
Grant of employee stock compensation	—	—	14,125	—	—	(133)	13,992	—	13,992
Forfeiture of employee stock compensation	—	—	(2,090)	—	—	—	(2,090)	—	(2,090)
Effect of consolidating Hilli Lessor VIE	—	—	—	—	—	—	—	28,703	28,703
Sale of equity interest in common units	—	—	304,468	—	—	—	304,468	(126,491)	177,977
Conversion of debt to equity	—	—	—	—	—	—	—	55,134	55,134
Other comprehensive loss	—	—	—	—	(20,743)	—	(20,743)	—	(20,743)

Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net (loss)/income	—	—	—	—	—	(211,956)	(211,956)	101,469	(110,487)
Dividends	—	—	—	—	—	(28,810)	(28,810)	(22,939)	(51,749)
Grant of employee stock compensation	—	—	9,371	—	—	—	9,371	—	9,371
Forfeiture of employee stock compensation	—	—	(489)	—	—	—	(489)	—	(489)
Proceeds from subscription of equity interest in Gimi MS Corporation (2)	—	—	9,989	—	—	—	9,989	105,257	115,246
Other comprehensive loss	—	—	—	—	(6,354)	—	(6,354)	—	(6,354)
Treasury Shares	—	(18,615)	—	—	—	—	(18,615)	—	(18,615)

Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	264,453	1,762,714
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.
(2) On April 16, 2019 we completed the disposal of 30% of the common units in Gimi MS Corporation (Gimi MS) to First FLNG Holdings Pte. Ltd. As we retain control of Gimi MS, the transaction was accounted for as a partial disposal within equity.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at December 31, 2019	GLNG's share of contractual debt as at December 31, 2019		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	368,134		368,134	—		—
Term loan facility	150,000		150,000	(150,000)		(150,000)
Margin loan	100,000		100,000	(100,000)		(100,000)
Golar Arctic	43,767		43,767	(7,294)		(7,294)
Golar Viking	41,667		41,667	(41,667)		(41,667)
Golar Bear	75,425		75,425	(10,774)		(10,774)
Golar Frost	76,590		76,590	(10,942)		(10,942)
Gimi	130,000	70%	91,000	—	70%	—
			—			—
Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	153,690		153,690	(7,016)		(7,016)
Golar Kelvin	157,326		157,326	(8,310)		(8,310)
Golar Ice	157,878		157,878	(8,256)		(8,256)
Golar Snow	157,326		157,326	(8,310)		(8,310)
Golar Crystal	97,759		97,759	(5,657)		(5,657)
Golar Tundra	127,077		127,077	(12,987)		(12,987)
Golar Seal	113,700		113,700	(7,200)		(7,200)
Hilli Episeyo	844,500	50%	422,250	(66,000)	50%	(33,000)

Total Contractual Debt	2,794,839		2,333,589	(444,413)		(411,413)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

The table below represents our actual contractual capital repayments, including the capital lease obligations between us and the lessor VIEs which will be eliminated on consolidation:

(in thousands of $)	2020	2021	2022	2023	2024

Non-VIE debt
2017 convertible bonds	—	—	(402,500)	—	—
Term loan facility	(150,000)	—	—	—	—
Margin loan	(100,000)	—	—	—	—
Golar Arctic	(7,294)	(7,294)	(7,294)	(7,294)	(14,589)
Golar Viking	(41,667)	—	—	—	—
Golar Bear	(10,774)	(10,775)	(10,775)	(10,775)	(32,325)
Golar Frost	(10,942)	(10,942)	(10,942)	(10,942)	(32,825)
Gimi	—	—	—	(43,750)	(58,333)

Capital lease obligations between Golar and the lessor VIE
Golar Glacier	(7,016)	(7,424)	(8,032)	(8,030)	(123,188)
Golar Kelvin	(8,310)	(7,313)	(7,761)	(8,392)	(7,319)
Golar Ice	(8,256)	(7,272)	(7,717)	(8,346)	(7,269)
Golar Snow	(8,310)	(7,313)	(7,761)	(8,392)	(7,319)
Golar Crystal	(5,657)	(5,920)	(6,219)	(6,520)	(6,837)
Golar Tundra	(12,987)	(114,091)	—	—	—
Golar Seal (3)	(7,200)	(106,500)	—	—	—
Hilli Episeyo	(66,000)	(66,000)	(66,000)	(66,000)	(66,000)

Total Contractual Capital Repayment	(444,413)	(350,844)	(535,001)	(178,441)	(356,004)

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	December 31, 2019	December 31, 2018

Restricted cash and short-term deposits	65,098	176,428

Current portion of long-term debt and short-term debt	793,794	646,512
Long-term debt	810,387	1,200,774
Total debt, net of deferred finance charges	1,604,181	1,847,286

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q4 2019 earnings release and the filing of our 2019 annual report on Form 20-F, in the event the consolidated lessor VIEs enter into binding long-term refinancing agreements, the classification of debt between current and non-current may change.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.